Exhibit 99.1

           ALLIANCE PHARMACEUTICAL CORP. PROVIDES ADDITIONAL DETAILS

                     REGARDING PRIVATE PLACEMENT FINANCING

SAN DIEGO, CA; NOVEMBER 1, 2001 --- Alliance Pharmaceutical Corp. (NASDAQ-ALLPD) and (NASDAQ-ALLP) announced today that the final amount of the proceeds received in conjunction with its recent private placement financing is $15,100,150. The financing involved placement of 4,314,329 shares of Alliance common stock at $3.50 per share to a group of institutional and individual investors, including two Alliance directors. The investors also received warrants to purchase 4,334,329 additional shares of Alliance common stock at $4.20 per share.

     The $3.50 per share price was higher than both the book value and market price of Alliance's common stock on the day of issuance. The number of shares issued to the investors and the warrant exercise price are both subject to adjustment based on the volume weighted average price of Alliance's common stock during the 10 trading days beginning November 15, 2001. A substantial decrease in the price per share below $3.50 could result in a change in control of Alliance; however, there were 33 institutional funds and private investors involved in this financing, no group of which purchased more than approximately $4,000,000 worth of stock. If the price of Alliance common stock increases, the $3.50 per share issuance price and the $4.20 per share warrant exercise price will not change.

     The purchase agreement also provides for the issuance of additional shares to the investors in the event of a subsequent offering at a lower per share price so that the effective price to the investors will be the same as the price per share in the subsequent offering. This anti-dilution adjustment is not applicable to shares sold publicly by the investors before the time of the subsequent offering. The warrants have a similar adjustment provision, as well as other standard anti-dilution provisions, including in the case of stock splits, stock dividends, and other similar events.

     The issuance of securities in the private placement was approved in general at Alliance's Annual Meeting of Stockholders on October 15, 2001. The more specific terms described above were finalized subsequent to the Stockholders Meeting, and were therefore not included in the information provided to the stockholders prior to the meeting as required under the Nasdaq Marketplace Rules. The Alliance audit committee expressly approved, and Nasdaq has granted, an exception to this requirement on the grounds that delay in securing stockholder approval would have seriously jeopardized Alliance's financial viability.

     The proceeds from the financing will be used to seek final US Food and Drug Administration (FDA) approval for Alliance's IMAVIST(TM) ultrasound contrast agent, to continue the clinical development of the Company's intravascular oxygen carrier, OXYGENT(TM), and for working capital.

Alliance Pharmaceutical Corp. is developing therapeutic and diagnostic products based on its perfluorochemical and surfactant technologies. Alliance's products are intended primarily for use during acute care situations, including surgical, cardiology, and respiratory applications. OXYGENT (perflubron emulsion) is being developed in the United States, Canada, and Europe in conjunction with Baxter Healthcare Corporation. IMAVIST is being developed jointly by Alliance and Schering AG, Germany. The FDA has reviewed a New Drug Application for IMAVIST and found it to be approvable upon satisfactory response to issues identified in the review process. Alliance recently submitted documentation to the FDA that it believes fully addresses these issues, and the Company is therefore expecting final approval and permission for marketing IMAVIST in the U.S. Additional information about the Company is available on Alliance's web site at WWW.ALLP.COM.

Except for historical information, the matters set forth in this release are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth herein, including the availability of funding for development, the uncertainties associated with the conduct of preclinical or clinical studies and the timing or ability to investigate scientific data. Alliance refers you to cautionary information contained in documents the Company files with the Securities and Exchange Commission from time to time, including the last Form 10-K and Form 10-Q, and those risk factors set forth in the most recent registration statement on Form S-3 (File No. 333-47032) and Form S-4 (File No. 333-49676). Alliance is under no obligation (and expressly disclaims any obligation) to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

                    For further information, please contact:

   Gwen Rosenberg, Vice President, Corporate Communications, at (858) 410-5275